Exhibit (a)(1)(J)

July 17, 2013

To the Holders of Existing Warrants:

The purpose of this letter is to update you on two changes in the Offering Materials relating to the offer by GraphOn Corporation (the “Company,” “we” and “us”) of one half of a new warrant to purchase one share of the Company’s common stock at an exercise price of $1.00 per share for each warrant exercised by a holder issued to investors in the Company’s private placement on September 1, 2011 and each warrant issued to the placement agent as compensation for their services in connection with such private placement.  The offer by us is being made upon the terms set forth in the previously provided “Offer to Exercise Warrants to Purchase Common Stock of GraphOn Corporation” dated as of July 8, 2013 (as amended, the “Offer to Exercise”).  All terms used herein shall have the same meaning as the Offer to Exercise.

The Offer to Exercise which was previously scheduled to expire on Monday, August 5, 2013 at 5:00 p.m. Pacific Time — will now remain open until Friday, August 9, 2013 at 5:00 p.m. Pacific Time.  In order to participate in the Offer to Exercise, your acceptance and exercise documents must be submitted and received by us by this new deadline. Any withdrawals of previous elections must also be submitted and received by us by this time. If you have already submitted your election form, unless you wish to withdraw, no further action is necessary.

In addition, we are also making a minor technical clarification with respect to the conditions contained in Section 6 of the Offer to Exercise by amending the third paragraph of such section to clarify the circumstances under which changes in law may allow us to terminate, amend or postpone the Offer to Exercise.  The revised language in the third paragraph of Section 6 is as follows:

“In addition, the Company will not be required to accept any tendered Existing Warrants, and we may terminate or amend this Offer to Exercise, or postpone our acceptance of any tendered Existing Warrants, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the commencement of this Offer to Exercise and before the expiration of this Offer to Exercise, (i) any action, proceeding, order, judgment or injunction shall have been threatened in writing or instituted or be pending or (ii) any statute, rule or regulation shall have been promulgated, enacted, entered, amended, enforced or, as reasonably determined by the Company (in consultant with counsel) is applicable to the Company, in each case by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that seeks to prevent the making of this Offer to Exercise, the acceptance any tendered Existing Warrants or the issuance of New Warrants.”

The Offer to Exercise is subject to the terms and conditions described in the Offering Materials, and we urge you to read the Offer to Exercise and the other Offering Materials.  If you have any questions or need assistance or additional copies of the Offering Materials, please direct them in writing, to the Company, as follows:

GraphOn Corporation

1901 S. Bascom Avenue, Suite 660

Campbell, CA 95008

Attn:  Corporate Secretary

(800) 472-7466

Very truly yours,

/s/ Robert L. Dixon

GraphOn Corporation
Robert L. Dixon
Interim Chief Financial Officer